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EXHIBIT 99(a)(5)(C)

October 24, 2003

Announcement
For Immediate Release

Jaguar Technology Holdings, LLC Announces Commencement of Tender Offer for
All Outstanding Shares of FirePond, Inc. Common Stock at $3.16 Per Share

INDIAN WELLS, CALIFORNIA, October 24, 2003—Jaguar Technology Holdings, LLC announced the commencement on October 23, 2003 of a cash tender offer by Fire Transaction Sub, Inc., a wholly owned subsidiary of Jaguar, for all of the outstanding shares of common stock, $.10 par value per share, of FirePond, Inc. (NASDAQ: FIRE) at a price of $3.16 per share. The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of October 8, 2003, as amended, by and among Jaguar, Fire Transaction Sub and FirePond, which FirePond announced publicly on October 9, 2003.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 21, 2003, unless the tender offer is extended. The tender offer is subject to certain conditions, including that stockholders tender at least 90% of the outstanding shares of common stock of FirePond. Certain shareholders owning approximately 45.4% of the outstanding common stock of FirePond have agreed to tender their shares in the offer.

The merger agreement provides that, following the completion of the tender offer, Jaguar will consummate a merger in which all of the remaining stockholders of FirePond will receive the same price paid in the tender offer.

The board of directors of FirePond has determined by a unanimous vote of those present that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are fair to, advisable and in the best interests of FirePond and its stockholders, has approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer and the merger, and has recommended that FirePond stockholders accept the offer, tender their shares of FirePond common stock pursuant to the offer and adopt the merger agreement.

The Depositary for the tender offer is LaSalle Bank National Association, 135 South LaSalle Street, Chicago, Illinois 60603. The Information Agent for the tender offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.

About Jaguar Technology Holdings, Inc.

Jaguar's principal business is the acquisition and operation of mission critical technology companies. Jaguar is headquartered in Indian Wells, California.

About Firepond, Inc.

FirePond provides configuration, interactive selling and eService software solutions that help companies more profitably acquire and retain customers. The complementary configuration, guided selling, on-line customer service, and response management applications incorporate proven intelligence engines and patented automation technology. FirePond's solutions help drive new revenue streams, increase profitability, and manage customer interactions across all channels throughout the sales and service cycle. FirePond is headquartered in Minneapolis, Minnesota with additional offices in Paris, France and Tokyo, Japan. For additional information about FirePond visit www.firepond.com.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of FirePond. The tender offer is being made pursuant to a tender offer statement and related materials. FirePond stockholders are advised to read the tender offer statement regarding the acquisition of

FirePond, which was filed by Fire Transaction Sub, Inc. and Jaguar Technology Holdings, LLC with the U.S. Securities and Exchange Commission (SEC), and the related solicitation/recommendation statement, which was filed by FirePond with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information which should be read carefully before any decision is made with respect to the offer. These documents and others filed by Fire Transaction Sub, Inc. and Jaguar Technology Holdings, LLC and FirePond, Inc. with the SEC are available free of charge at the SEC's web site at http://www.sec.gov. The tender offer statement and solicitation/recommendation statement may also be obtained free of charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free (888) 750-5834, and may also be obtained from Jaguar Technology Holdings, LLC by directing a request by mail to Jaguar Technology Holdings, LLC, 74-785 Highway 111, Suite 103, Indian Wells, California 92210, Attn: Douglas B. Croxall.

For more information, please contact:
Douglas B. Croxall
Jaguar Technology Holdings, LLC
(760) 674-1074

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  EXHIBIT 99(a)(5)(C)